Mail Stop 0306

September 1, 2006

Mr. Gabriel B. Vegh
Chairman, Chief Executive Officer, and
  Acting Chief Financial Officer
Cardima, Inc.
47266 Benicia Street
Fremont, CA 94538-7330

> **RE:** **Cardima, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed May 5, 2006**
> **Form 10-QSB for the Quarterly Period Ended June 30, 2006**
> **File No. 000-22419**

Dear Mr. Vegh:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 9A. Controls and Procedures, page F-30

1.   We note your disclosure that due to the existence of comments from the SEC you believe you have a material weakness. Please revise to disclose in greater detail the underlying nature of the material weaknesses you are identifying.

Financial Statements, page F-1

Note 1. Nature of Business and Summary of Significant Accounting Policies, page F-8

- Reclassification of Previously Reported Financial Results, page F-8

2.   You disclose that you made certain reclassifications to your previously reported quarterly financial statements in order to conform to the presentation of your audited financial statements. You further disclose that after analysis studies were performed to evaluate the net realizable values of long-lived asset, the impairment charges to the long-lived assets in the first half of fiscal year 2005 were reversed and the appropriate amount of depreciation on these long-lived assets were recorded in each of the first three quarters. As a result, it appears that you reversed impairment charges of $358 and $46 in the first and second quarter of fiscal 2005.

·   Describe to us the circumstances which resulted in you initially recording the impairment losses and discuss your reasons for subsequently reversing them.
·   Tell us how your accounting complies with paragraph 15 of SFAS 144 which indicates that when you record an impairment loss, the adjusted carrying amount of the long-lived asset becomes its new cost basis and that restoration of a previously recognized impairment loss is prohibited.

3. We note the disclosure of your quarterly data on page 41, which appears to reflect restated amounts without reference to the correction of errors. APB 20 requires you to provide specific disclosure relating to correction of errors, which should not be referred to as reclassifications. Please revise to provide all disclosures required by paragraphs 37 and 39 of APB 20. In addition, revise to clearly label the respective columns as "restated".

Note 3. Short-Term Credit Obligations, page F-15

4. Tell us and revise this note to disclose the material terms of the notes payable to Apix International. Disclose the following:

    ·   the interest rate and any conditions that could result in adjustments to that rate,
    ·   the term or maturity date of the note, and
    ·   the method used to amortize the loan fees over the life of the loan.

5. Show us and revise to disclose how you allocated the proceeds of the hybrid instrument between the debt host and freestanding warrant. Since the warrant is recorded as a liability at fair value, DIG Issue B6 would require you to record the fair value of the warrant and determine the initial carrying value assigned to the debt host as the difference between the proceeds of the debt instrument and the fair value of the warrants.

Note 4. Stockholder's Equity, page F-21

6. Tell us and revise to disclose the method and significant assumptions used to value the warrants issued as part of your loan agreements with Apix International.

Gabriel B. Vegh
Cardima, Inc.
September 1, 2006
Page 4

7.   We note your disclosure on page 49 that, with respect to the conversion option of the debt indicating that at the end of the loan agreement, if the lender ultimately exercises this option, any gains or losses on the difference between the conversion price and the fair value of the stock at the time of conversion will be included in the Company's earnings during that period. Did you intend to say that because you have recorded the warrants as liabilities, then any benefits to the holder resulting from the increase in common stock prices above $0.10 will be reflected in the value of the liabilities and will be recorded as an expense on the statement of operations? If so, please revise to clarify the disclosure. Otherwise, please advise us.

8.   We note that all of your warrants are freestanding instruments. Please confirm that you have analyzed the terms of the warrants to determine whether they meet the definition of a derivative under paragraphs 6 - 9 of SFAS 133, whether they met the scope exception in paragraph 11 of SFAS 133, and, if not, evaluate them further under paragraphs 12 -32 of EITF 00-19 to determine whether the instruments should be accounted for as a liability or an equity instrument. Please confirm that you have appropriately analyzed all warrants and registration rights agreements when considering the appropriate classification and accounting for your warrants, or advise us. Please see the December 1, 2005 "Current Accounting and Disclosure Issues in the Division of Corporation Finance."

Form 10-Q for the Quarterly Period Ended June 30, 2006

Financial Statements, page 3

Note 3. Debt Financing Transactions, page 9

9.   Please revise the filing to clearly disclose all the material terms of the Apix convertible note and warrants, including but not limited to, the conditions under which you or the holder may convert into common shares, the conversion rate and any conditions that may result in adjustments to that rate, any conditions under which you or the holder may accelerate payment of the notes, the interest rate and the conditions that result in adjustments to that rate. Likewise, please clearly describe the material terms of the registration rights agreements, including the conditions under which you would be required to pay liquidated damages.

10.   Revise the financial statements to describe clearly how you have accounted for
        the Apix convertible note and warrants, including any related discounts and any
        embedded derivatives requiring bifurcation pursuant to SFAS 133.

11.   Tell us how you considered the guidance in EITF 96-19 in accounting for the debt
        modification and the conclusions you reached.

12.   Tell us how you have applied the guidance in EITF Issue 00-19 in evaluating
        whether the various features of the Apix convertible note, including for example,
        the conversion feature, are embedded derivatives that you should separate from
        the debt host, record as liabilities and account for at fair value under SFAS 133.
        In this regard, discuss your conclusion on whether the note meets the definition of
        conventional convertible debt in paragraph 4 of EITF Issue 00-19. Please provide
        us with your analysis of each of these features under paragraphs 12-32 of EITF
        00-19.

13.   Revise the Critical Accounting Estimates section of MD&A to disclose the
        methodology and significant estimates used to value any of instruments you carry
        at fair value.

        As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of any amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· The company is responsible for the adequacy and accuracy of the disclosure in the filing;

· Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676, or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other concerns.

Sincerely,

Kate Tillan
Assistant Chief Accountant